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FALCONBRIDGE
FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street, PO Box 755 Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

COLLAHUASI ROSARIO PROJECT COMMISSIONED

Toronto, Ontario, June 17, 2004 — Compañía Minera Doña Inés de Collahuasi SCM (Collahuasi) is pleased to announce that the commissioning of the US$654-million Collahuasi Rosario Project, in Chile, commenced in late April, some five weeks ahead of schedule and under budget. The project, which will enable Collahuasi to maintain production of copper in concentrate at a long-term average rate of 400,000 tonnes per annum, comprised:

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  the equipping of and prestripping of 114 million tonnes of overburden so as to access the Rosario orebody;

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  the construction of a 9-km long series of high speed ore belt conveyors from the Rosario mine to the plant at Ujina;

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  increasing the design capacity of the concentrator plant from 60,000 tonnes per day to 110,000 tonnes per day;

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  increasing the capacity of the associated infrastructure, including power supply, tailings, concentrate pipeline and port concentrate storage, the latter still to be completed.

The concentrator construction period was 20 months and over 5,000 contractors were employed on site during the peak construction period.

Ramping up of production through the new milling circuit has proceeded ahead of schedule and throughput rates of above the design capacity of 110,000 tonnes per day have already been recorded. The Rosario mine is now in production and the high capacity conveyor system is fully operational. "

Collahuasi is a joint venture between Anglo American (44%), Falconbridge (44%) and a Japanese consortium, lead by Mitsui and Co. Ltd. (12%).

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information: www.falconbridge.com

Investor Relations	Media Relations
Denis Couture	Dale Coffin
Tel: (416) 982-7020	Tel: (416) 982-7161
denis.com@toronto.norfalc.com	dale.coffin@toronto.norfalc.com

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COLLAHUASI ROSARIO PROJECT COMMISSIONED